SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Kite Pharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

49803L 10 9

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 49803L 10 9	Page 2 of 11 Pages

1.	Names of reporting persons Ran Nussbaum
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 50,000 (A)
	6.	Shared voting power 2,201,936 (B)
	7.	Sole dispositive power 50,000 (A)
	8.	Shared dispositive power 2,201,936 (B)
9.	Aggregate amount beneficially owned by each reporting person 2,251,936
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 5.1%
12.	Type of reporting person (see instructions) IN

13G

CUSIP No. 49803L 10 9	Page 3 of 11 Pages

1.	Names of reporting persons Pontifax Management 2 G.P. (2007) Ltd.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,201,936 (B)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,201,936 (B)
9.	Aggregate amount beneficially owned by each reporting person 2,201,936
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 5.0%
12.	Type of reporting person (see instructions) CO

13G

CUSIP No. 49803L 10 9	Page 4 of 11 Pages

1.	Names of reporting persons Pontifax Management II L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,201,936 (B)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,201,936 (B)
9.	Aggregate amount beneficially owned by each reporting person 2,201,936
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 5.0%
12.	Type of reporting person (see instructions) PN

13G

CUSIP No. 49803L 10 9	Page 5 of 11 Pages

1.	Names of reporting persons Pontifax (Cayman) II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,201,936 (B)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,201,936 (B)
9.	Aggregate amount beneficially owned by each reporting person 2,201,936
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 5.0%
12.	Type of reporting person (see instructions) PN

13G

CUSIP No. 49803L 10 9	Page 6 of 11 Pages

1.	Names of reporting persons Pontifax (Israel) II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,201,936 (B)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,201,936 (B)
9.	Aggregate amount beneficially owned by each reporting person 2,201,936
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 5.0%
12.	Type of reporting person (see instructions) PN

13G

CUSIP No. 49803L 10 9	Page 7 of 11 Pages

1.	Names of reporting persons Pontifax (Israel) II—Individual Investors, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Israel
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,201,936 (B)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,201,936 (B)
9.	Aggregate amount beneficially owned by each reporting person 2,201,936
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 5.0%
12.	Type of reporting person (see instructions) PN

13G

CUSIP No. 49803L 10 9	Page 8 of 11 Pages

Item 1(a).	Name of Issuer:

Kite Pharma, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2225 Colorado Avenue, Santa Monica, California 90404.

Item 2(a).	Name of Person Filing:

Ran Nussbaum, Pontifax Management 2 G.P. (2007) Ltd., Pontifax Management II, L.P., Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

14 Shenkar Street, Herzliya Pituach, Israel

Item 2(c).	Citizenship:

Mr. Nussbaum is a citizen of Israel and each of Pontifax Management 2 G.P. (2007) Ltd., Pontifax Management II L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P. are organized in Israel. Pontifax (Cayman) II, L.P. is organized in the Cayman Islands.

Item 2(d).	Title of Class of Securities:

Common Stock.

Item 2(e).	CUSIP Number:

49803L 10 9.

Item 3.	Not applicable.

Item 4.	Ownership

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of December 31, 2014. The ownership percentage for Mr. Nussbaum is based on 44,071,933 shares of common stock outstanding as of October 31, 2014, after adding the shares issued in the Issuer’s follow-on public offering, as set forth on the Issuer’s prospectus filed under Rule 424(b)(1) with the SEC on December 12, 2014, and the shares Mr. Nussbaum has the right to acquire from the Issuer within 60 days of December 31, 2014. The ownership percentages for Pontifax Management 2 G.P. (2007) Ltd. and Pontifax Management II L.P. are based on 44,021,933 shares of common stock outstanding as of October 31, 2014, after adding the shares issued in the Issuer’s follow-on public offering, as set forth on the Issuer’s prospectus filed under Rule 424(b)(1) with the SEC on December 12, 2014.

(A) Represents shares of common stock that Mr. Nussbaum has the right to acquire from the Issuer within 60 days of December 31, 2014 pursuant to the exercise of stock options, 31,945 of which would be initially unvested and subject to a right of repurchase by the Issuer as of March 1, 2015 that would lapse over the vesting schedule.

Page 8 of 11 pages

13G

CUSIP No. 49803L 10 9	Page 9 of 11 Pages

(B) Represents (1) 1,076,390 shares of common stock beneficially owned by Pontifax (Cayman) II, L.P., (2) 810,803 shares of common stock beneficially owned by Pontifax (Israel) II, L.P., and (3) 314,743 shares of common stock beneficially owned by Pontifax (Israel) II—Individual Investors, L.P. Pontifax Management II L.P. is the general partner of Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P. and Pontifax (Israel) II—Individual Investors, L.P. Pontifax Management 2 G.P. (2007) Ltd. is the general partner of Pontifax Management II L.P. Mr. Nussbaum is a director of Pontifax Management 2 G.P. (2007) Ltd.

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

13G

CUSIP No. 49803L 10 9	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2015

Pontifax Management 2 G.P. (2007) Ltd.

By:	Ran Nussbaum
Its:	Managing Partner

By:	/s/ Ran Nussbaum

Pontifax Management II L.P.

By:	Ran Nussbaum
Its:	Managing Partner

By:	/s/ Ran Nussbaum

Pontifax (Cayman) II, L.P.

By:	Ran Nussbaum
Its:	Managing Partner

By:	/s/ Ran Nussbaum

Pontifax (Israel) II, L.P. and

By:	Ran Nussbaum
Its:	Managing Partner

By:	/s/ Ran Nussbaum

Pontifax (Israel) II—Individual Investors, L.P.

By:	Ran Nussbaum
Its:	Managing Partner

By:	/s/ Ran Nussbaum

/s/ Ran Nussbaum
Ran Nussbaum

Page 11 of 11 Pages

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to Rule 13d-1(k)(1) among Pontifax Management 2 G.P. (2007) Ltd., Pontifax Management II L.P., Pontifax (Cayman) II, L.P., Pontifax (Israel) II, L.P., Pontifax (Israel) II—Individual Investors, L.P. and Ran Nussbaum.